 Exhibit 99.1

IHS Towers and Wendel Group Agree on Corporate Governance Matters

Enter into Settlement Agreement, Settling Outstanding Litigation

January 16, 2024, London: IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, and Wendel Group (ENXTPA:MF) (“Wendel”), today announce IHS Towers has finalized (i) a settlement agreement with Wendel in relation to ongoing litigation and (ii) proposed changes to the Company’s Articles of Association, reflecting a commitment to strong corporate governance and constructive shareholder engagement, for the benefit of pre and post IPO financial and other shareholders.

As part of the settlement agreement, certain changes to the Company’s Articles of Association will be proposed for shareholders’ approval at the Company’s annual general meeting (“AGM”) for fiscal year 2024, which the Company supports.

Sam Darwish, IHS Towers Chairman and CEO commented: “We believe the agreement announced today better aligns IHS Towers’ corporate governance with that of mature U.S.-listed companies, which was an important goal we set at the time of our public listing. With the support of our pre-IPO shareholder base as well as newer investors post listing, we continue to focus on executing our strategy of creating value for all our stakeholders.”

The proposed changes to the Articles include, among other things, a proposed declassification of the Company’s Board in two phases, with the periods extending through AGMs for fiscal years 2024 and 2025. Following the AGM for fiscal year 2025, all directors will be elected on an annual basis. Additional proposals to be tabled include reducing the threshold for shareholders to nominate directors from 30% currently to 10%, on an individual shareholder basis following the AGM for fiscal year 2024, and on an aggregate basis following the fiscal year AGM for 2025; reducing the threshold for shareholders to bring business before a general meeting from 30% currently to 10%, on an individual shareholder basis following the AGM for fiscal year 2024 and on an aggregate basis following the AGM for 2025; introducing a new right for holders owning at least 25% of shares to requisition a general meeting following the AGM for fiscal year 2025; and reducing the threshold to remove directors from a special resolution currently to an ordinary resolution, in each case as set out pursuant to the settlement agreement.

Given IHS Towers' ongoing commercial relationship with certain of its shareholders, appropriate considerations including certain limitations on the ability of these shareholders to exercise those additional rights have been included in the proposal.

The text of the proposed amendments will be made public before the next AGM.

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is one of the largest independent multinational towercos solely focused on the emerging markets. The Company has nearly 40,000 towers across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: https://www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the proposed changes to our Articles of Association.

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We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: non-performance under or termination, non-renewal or material modification of our customer agreements; volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices; a reduction in the creditworthiness and financial strength of our customers; the business, legal and political risks in the countries in which we operate; general macroeconomic conditions in the countries in which we operate; changes to existing or new tax laws, rates or fees; foreign exchange risks and/or ability to access U.S. Dollars in our markets; the effect of regional or global health pandemics, geopolitical conflicts and wars (including the current conflict between Russia and Ukraine) and acts of terrorism; our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid; reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons; our estimates and assumptions and estimated operating results may differ materially from actual results; increases in operating expenses, including increased costs for diesel; failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets; loss of customers; risks related to our indebtedness; changes to the network deployment plans of mobile operators in the countries in which we operate; a reduction in demand for our services; the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals; an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals; our failure to integrate recent or future acquisitions; the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations; increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives; reliance on our senior management team and/or key employees; failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations; inability to raise financing to fund future growth opportunities or operating expense reduction strategies; environmental liability; inadequate insurance coverage, property loss and unforeseen business interruption; compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations; fluctuations in global prices for diesel or other materials; disruptions in our supply of diesel or other materials; legal and arbitration proceedings; reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks; risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets; injury, illness or death of employees, contractors or third parties arising from health and safety incidents; loss or damage of assets due to security issues or civil commotion; loss or damage resulting from attacks on any information technology system or software; loss or damage of assets due to extreme weather events whether or not due to climate change; failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act; risks related to our status as a foreign private issuer; and the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

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